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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         Meridian Point Realty Trust  83
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    589949106
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  July 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 589949106
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Steven A. Calabrese
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                220,265
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               220,265
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     220,265
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 589949106

     Pursuant to Rule 13d-1(f)(1), this original Schedule 13D Statement is filed on behalf of Steven A. Calabrese for the purpose of reporting an acquisition by such reporting person of shares of beneficial interest, without par value, of Meridian Point Realty Trust '83, a California real estate investment trust.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of beneficial interest, without par value (the "Shares"), of Meridian Point Realty Trust '83, a California real estate investment trust ("Meridian"), which has its principal executive offices at 655 Montgomery Street, Suite 800, San Francisco, CA 94111.

Item 2.   Identity and Background.

     (a)       The person filing this Schedule 13D is Steven A. Calabrese.

     (b) Mr. Calabrese's business address is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115-1603.

     (c) Mr. Calabrese's principal business is serving as an officer of Calabrese, Racek and Markos, Inc., a real estate services corporation that provides appraisals, management and other related services for various commercial and industrial properties.

     (d)       Negative with respect to Mr. Calabrese.

     (e)       Negative with respect to Mr. Calabrese.

     (f)       Mr. Calabrese is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by Mr. Calabrese were acquired for the aggregate purchase price of approximately $850,000. Mr. Calabrese purchased such Shares with funds borrowed under the Demand Promissory Note, dated July 29, 1997, in favor of Richard M. Osborne (the "Note"). The
Note is due on demand and interest is payable at the prime rate as stated in The Wall Street Journal form time to time, plus 2%. The Note is unsecured.
The Note is attached hereto as Exhibit 7.1.

Item 4.   Purpose of Transaction.

     Mr. Calabrese purchased the Shares to acquire a significant interest in Meridian for purposes of investment and to effect the business strategies and operations of Meridian. Mr. Calabrese intends to work together with Richard M.
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CUSIP No. 589949106

Osborne, who Mr. Calabrese understands is the beneficial owner of 297,344 Shares, and with Allen K. Meredith, who Mr. Calabrese understands is the beneficial owner of 151,000 Shares, and with the management of Meridian to create value for the shareholders of Meridian. It is the intention of Messrs. Calabrese, Osborne and Meredith to try to convince the management of Meridian to take steps to have the shareholders of Meridian approve an amendment to its Declaration of Trust or other governing documents to convert Meridian to a perpetual-life real estate investment trust ("REIT"). Turkey Vulture Fund XIII, Ltd., the investment vehicle that holds the Shares beneficially owned by Mr. Osborne, has written to the President of Meridian requesting that the Trustees call an annual meeting of shareholders and requesting a copy of the shareholders list. Copies of those letter are filed herewith as Exhibits 7.2 and 7.3. If no agreement can be reached with the management of Meridian, Messrs. Calabrese, Osborne and Meredith would consider calling a special meeting of shareholders for the purpose of electing new Trustees, seeking shareholder approval to convert Meridian to a perpetual-life REIT and addressing any other matters that may be necessary in the conversion of Meridian to a perpetual-life REIT.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, Mr. Calabrese presently has no plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meridian;

     (ii)  the sale or disposition of a material amount of assets of Meridian;

     (iii) a material change in the present capitalization or dividend policy of Meridian;

     (iv) a material change in the business or corporate structure of Meridian;

     (v) a change to the Articles of Incorporation or Bylaws of Meridian or an impediment to the acquisition of control of Meridian by any person;

     (vi)  the delisting from any national securities exchange of the Shares;

     (vii) a class of equity securities of Meridian becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (viii)any action similar to any of those enumerated in (i) through (vii) above.
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CUSIP No. 589949106

     Mr. Calabrese reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Meridian, there are 3,031,618 Shares outstanding.

               Mr. Calabrese beneficially owns 220,665 Shares, or approximately 7.3% of the outstanding Shares.

     (b) Mr. Calabrese has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     (c) During the past 60 days, Mr Calabrese purchased all the Shares reported herein as owned by him, at a price per share of approximately $3.82 (excluding commissions), in one transaction on July 24, 1997.

     (d)       Not Applicable.

     (e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Reference is made to the loan from Richard M. Osborne described in
   Item 3.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.1 -- Demand Promissory Note, dated July 27, 1997, in favor of Richard M.  Osborne.

          Exhibit 7.2 -- Letter dated July 23, 1997, from Turkey Vulture Fund
                         XIII, Ltd. to Meridian requesting shareholder list.

          Exhibit 7.3 -- Letter dated July 23, 1997, from Turkey Vulture Fund
                         XIII, Ltd. to Meridian requesting calling of annual meeting of shareholders.


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CUSIP No. 589949106

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   August 4, 1997                 STEVEN A. CALABRESE

                                        /s/ Steven A. Calabrese
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CUSIP No. 589949106

                                  Exhibit Index


     Exhibit 7.1 -- Demand Promissory Note, dated July 27, 1997, in favor of
                    Richard M. Osborne.

     Exhibit 7.2 -- Letter dated July 23, 1997, from Turkey Vulture Fund XIII,
                    Ltd. to Meridian requesting shareholder list.

     Exhibit 7.3 -- Letter dated July 23, 1997, from Turkey Vulture Fund XIII,
                    Ltd. to Meridian requesting calling of annual meeting of shareholders.